UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

PEACE ARCH® ENTERTAINMENT PROVIDES ADDITIONAL INFORMATION REGARDING ITS U.S. LISTING AND THE FILING OF ITS FISCAL 2008 FINANCIAL STATEMENTS

TORONTO – September 28, 2009 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE) (TSX:PAE.T) today provided an update with respect to the listing of the Company’s shares on the NYSE Amex LLC (“Amex” or the “Exchange”) and the filing of the Company’s audited financial statements for the year ended August 31, 2008.

As previously disclosed, on September 17, 2009 the Company received notice of Amex’s intent to delist the Company’s shares. The Company did not appeal Amex’s decision, as a result of which the Company’s shares are scheduled to be delisted from Amex on September 30, 2009. After delisting from Amex, the Company expects its shares to begin trading on the Pink Sheets beginning October 1, 2009. The Company’s business operations will continue in the normal course and will not be affected by the status of its Amex listing.

The Company plans to have its shares trade on the OTCQX after the Company files with the Securities and Exchange Commission (“SEC”) its Annual Report on Form 20-F for the year ended August 31, 2008, its quarterly reports for the periods ending November 30, 2008, February 28, 2009 and May 31, 2009, and the Company’s shares resume trading in Canada on the Toronto Stock Exchange (“TSX”). On December 18, 2008, the Ontario Securities Commission (“OSC”) issued a cease trade order for the Company’s shares in Canada due to the Company’s failure to file its audited financial statements for the year ended August 31, 2008.

As previously disclosed, Peace Arch has been unable to obtain certain financial information relating to the year ended August 31, 2008 from a number of unrelated companies whose results Peace Arch is obligated to consolidate under variable interest entity rules. Because the Company’s auditors are unable to audit information that is not accessible by Peace Arch, the Company has not yet been able to obtain an unqualified audit opinion. The Company has been advised that the OSC generally does not accept qualified audit opinions. Consequently, Peace Arch has not yet filed its audited financial statements for the year ended August 31, 2008 with the OSC or its Annual Report on Form 20-F with the SEC.

At this time, the Company intends to file its Form 20-F for the year ended August 31, 2008 with the SEC on or around October 15, 2009. Peace Arch expects the audit opinion accompanying that filing to contain a qualified scope limitation with respect to the aforementioned variable interest entities. The Company therefore expects the OSC to leave the cease trade order in Canada in effect until such time, if ever, as Peace Arch obtains an unqualified audit opinion or a waiver from the OSC. No assurance can be given that the Company will obtain an unqualified audit opinion or a waiver from the OSC. The Company plans to continue pursuing each of these matters diligently and will provide updates as relevant information becomes available.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films and television programs for distribution to worldwide markets. The Company’s award winning drama “The Tudors” airs on Showtime in the United States and the CBC in Canada, and its lifestyle series “Last 10 Pounds Boot Camp” and “Bulging Brides” both air on FLN in the United States and Slice in Canada. Peace Arch’s recent feature film releases include “The Mysteries of Pittsburgh” starring Jon Foster, Peter Sarsgaard, Sienna Miller, Mena Suvari and Nick Nolte, and “JCVD” starring Jean Claude Van Damme. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “plan,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

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Contact:

John Flock

Chief Executive Officer

Peace Arch Entertainment Group Inc.

310.776.7200

Email: jflock@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 2, 2009	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.